Exhibit 99.1

CORRECTION: Engine Gaming & Media, Inc. Reports Fiscal First Quarter 2023 Financial Results

●	Successful Conclusion of Strategic Process, Resulting in Signed Merger Agreement with GameSquare Esports, Inc.

●	Significant Improvement in Net Loss of $9.8 Million to $5.4 million, Up 65% on a Sequential Basis

●	Continued improvement in Adjusted EBITDA of 32% Sequentially to $(2.7) Million

●	Fiscal Q1 2023 Influencer & Data Technology SaaS Revenues Increased 35% YOY

NEW YORK, NY / ACCESSWIRE / January 17, 2023 — Engine Gaming and Media, Inc. (“Engine” or the “Company”; NASDAQ: GAME; TSX-V: GAME), a data-driven, gaming, media and influencer marketing platform company, today announced results for its fiscal first quarter 2023 ended November 30, 2022. All amounts are stated in U.S. dollars unless otherwise indicated.

Financial Highlights:

●	The Company announced the successful completion of its strategic process resulting in the signed merger agreement with GameSquare Esports, Inc

●	For the fiscal first quarter 2023 net loss improved significantly to $5.4 million, compared to $15.2 million in the fiscal fourth quarter 2022, an improvement of 65%

●	Significant improvement in Adjusted EBITDA of 32% to $(2.7) million in the first fiscal quarter 2023 sequentially compared to an Adjusted EBITDA of $(4.0) million in the fiscal fourth quarter 2022

●	The Company’s Influencer and Data Technology SaaS revenues increased 35% during the first fiscal quarter of 2023 compared to the first fiscal quarter of 2022

Management Commentary

“We are proud of the continued improvement we have made towards our near-term goal of achieving cash-flow breakeven. This quarter is highlighted by a 65% improvement in net loss of nearly $10 million and a 32% improvement in Adjusted EBITDA on a sequential basis to $(2.7) million, despite the restructuring charges related to discontinued operations said Lou Schwartz, Chief Executive Officer of Engine. “Despite some expected short-term headwinds in the advertising market, driven by Google algorithm changes, we continue to see heightened demand for our influencer and data technology SaaS services by our gaming and brand clients, which grew 35% YoY. We see this as a welcoming trend heading into our merger with GameSquare.”

Tom Rogers, Executive Chairman of the Company, commented on the recently announced merger with GameSquare, adding, “Our strengths speak to the heart of the thesis behind the GameSquare transaction. GameSquare brings content development, a publisher advertising network, and a gaming influencer network, which is complementary to our gaming content analytics technology, our programmatic advertising technology, and our influencer marketing and management technology. When the two companies’ assets are combined, these elements create an end-to-end solution for brands to reach their target audience. Moreover, the combined companies offering provides a highly scaled answer to reach younger demographics at a level sought by brands, which traditional media can no longer perform. In addition, digital advertising continues to be constrained by new privacy protection steps of the major tech players, which has inhibited efficient targeting of certain audiences particularly gaming audiences. Traditional media’s failings and digital advertising limitations create the setting for why the combined company provides a solution to both problems that is both differentiated and scalable.”

Fiscal First Quarter 2023 Financial Results

Total revenue in the fiscal first quarter of 2023 was $10.3 million, compared to revenue of $11.5 million in the fiscal fourth quarter of 2022. Overall Software-as-a-Service (SaaS) revenues were relatively flat due to the declines in legacy content management related SaaS revenues. However, gaming and influencer data and analytics SaaS revenues grew 34.6% YoY. The decrease in advertising revenues was primarily due to changes in Google discovery and algorithms which impacted audience traffic that is expected to gradually improve throughout the fiscal second quarter and fiscal third quarter of 2023.

Expenses in the fiscal first quarter were $15.8 million, an improvement of approximately $6.0 million, when compared to $21.8 million on a sequential basis.

Net Loss in the fiscal first quarter improved 64.7% to $5.4 million, compared to a net loss of $15.2 million in the fiscal fourth quarter of 2022 inclusive of the restructuring charges related to discontinued operations.

Adjusted EBITDA was $(2.7) million for the fiscal first quarter, an improvement of 32.5% when compared to $(4.0) million in the fiscal fourth quarter of 2022, and when compared to the same year-ago quarter Adjusted EBITDA improved 17.5%.

At November 30, 2022, the Company had cash of $6.9 million.

Recent Operational Highlights:

●	Successful completion of Strategic Process resulting in signed merger with GameSquare.

●	Stream Hatchet new and expanded client highlights for the quarter include XSET, Benefit Cosmetics, a16z, Immortal, Tencent and Epic.

●	Sideqik new and expanded client highlights for the quarter include PDP Gaming, AverMedia, Misfits Gaming and ASUS.

●	Frankly new and expanded client highlights for the quarter include Citadel Communications, Krol Communications, Beyond TV, Sports News Highlights, Palmetto Network, and BmovieNation.

FY Q1 2023 Earnings Conference Call

Management will host an investor conference call at 8:45 a.m. EDT (5:45 a.m. PDT) today, Tuesday, January 17, 2023, to discuss Engine Gaming and Media, Inc.’s fiscal first quarter 2023 financial results, provide a corporate update, and conclude with a Q&A from participants. To participate, please use the following information:

Date:	Tuesday, January 17, 2023
Time:	8:45 a.m. Eastern Time
Dial-in:	1-877-407-0784
International Dial-in:	1-201-689-8560
Webcast:	GAME Conference Call

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

Non-IFRS Measures

The Company reports earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are not financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute to net income (loss) or any other financial measures of performance or liquidity calculated and presented in accordance with IFRS. The Company defines Adjusted EBITDA as EBITDA, adjusted to exclude certain non-cash charges and other items that we do not believe are reflective of our ongoing operating results. The Company utilizes Adjusted EBITDA internally for purposes of forecasting, determining compensation, and assessing the performance of our business, therefore, we believe this measure provides useful supplemental information that may assist investors in assessing an investment in the Company.

The following unaudited table presents the reconciliation of net loss to Adjusted EBITDA for the three months ended November 30, 2022, and 2021, respectively.

		For the three months ended
	Note	November 30, 2022	November 30, 2021
		$	$

Net income (loss) attributable to owners of the Company		(5,365,682)	(1,353,520)
Interest expense		152,871	197,250
Amortization and depreciation	(a)	307,590	312,353
Restructuring costs		185,539	-
Share-based payments	(a)	1,748,521	1,321,086
Loss on foreign exchange		201,660	104,657
Gain on modification of debt	(a)	(30,688)	-
Transaction costs		118,085	7,119
Arbitration settlement reserve	(a)	(128,834)	(2,740,052)
Change in fair value of promissory notes receivable	(a)	3,757	-
Change in fair value of warrant liability	(a)	(27,130)	(2,941,546)
Change in fair value of convertible debt	(a)	236,010	(1,683,172)
(Gain) loss from discontinued operations		(133,915)	3,464,477
Adjusted EBITDA		(2,732,216)	(3,311,348)

(a)	Non-cash expense (income)

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Engine to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In respect of the forward-looking information contained herein, Engine has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Engine does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine

MZ North America

Main: 203-741-8811

GAME@mzgroup.us

Engine Gaming and Media, Inc. (formerly Engine Media Holdings, Inc.) Interim Condensed Consolidated Statements of Financial Position (Unaudited) (Expressed in United States Dollars)

	November 30, 2022	August 31, 2022
	$	$

ASSETS
Current
Cash	6,851,735	8,601,706
Restricted cash	47,455	47,455
Accounts and other receivables	9,431,647	8,404,009
Government remittances	881,445	874,334
Publisher advance, current	739,572	1,490,648
Prepaid expenses and other	1,546,828	2,064,221
Promissory notes receivable	-	576,528
	19,498,682	22,058,901
Non-Current
Publisher advance, non-current	-	-
Investment at FVTPL	2,629,851	2,629,851
Property and equipment	104,035	127,390
Goodwill	15,189,874	15,200,188
Intangible assets	2,374,695	2,667,363
Right-of-use assets	8,084	11,115
	20,306,539	20,635,907
	39,805,221	42,694,808

	November 30, 2022	August 31, 2022
	$	$
LIABILITIES
Current
Accounts payable	14,158,792	12,772,375
Accrued liabilities	3,216,295	3,756,758
Players liability account	47,455	47,455
Deferred revenue	1,891,045	1,077,923
Lease liabilities, current	385,665	388,834
Promissory notes payable	784,407	771,762
Warrant liability	21,194	49,894
Convertible debt, current	295,227	2,267,367
Arbitration reserve	563,779	692,613
	21,363,859	21,824,981

Convertible debt, non-current	6,483,061	4,983,236
Lease liabilities, non-current	-	-
	6,483,061	4,983,236
	27,846,920	26,808,217

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	126,847,679	124,897,859
Contributed surplus	20,150,223	20,351,522
Foreign currency translation reserve	(2,380,348)	(2,069,219)
Deficit	(132,659,253)	(127,293,571)
	11,958,301	15,886,591
Non-controlling interest	-	-
	11,958,301	15,886,591
	39,805,221	42,694,808

	For the three months ended
	November 30, 2022	November 30, 2021
CONTINUING OPERATIONS	$	$
REVENUE
Software-as-a-service	2,439,684	2,449,835
Advertising	7,829,902	9,764,667
	10,269,586	12,214,502
EXPENSES
Salaries and wages	3,038,604	3,191,007
Consulting	473,613	529,273
Professional fees	285,727	523,171
Revenue sharing expense	7,293,358	8,966,736
Advertising and promotion	132,619	363,123
Office and general	1,024,641	1,244,190
Technology expenses	753,240	683,586
Amortization and depreciation	307,590	312,353
Share-based payments	1,748,521	1,321,086
Interest expense	152,871	197,250
(Gain) loss on foreign exchange	201,660	104,657
Gain on modification of debt	(30,688)	-
Transaction costs	118,085	7,119
Arbitration settlement reserve	(128,834)	(2,740,052)
Restructuring costs	185,539	-
Change in fair value of promissory notes receivable	3,757	-
Change in fair value of warrant liability	(27,130)	(2,941,546)
Change in fair value of convertible debt	236,010	(1,683,172)
	15,769,183	10,078,781
Net income (loss) for the period before discontinued operations	(5,499,597)	2,135,721
Income tax expense	-	-
	(5,499,597)	2,135,721
DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations	133,915	(3,464,477)
Net income (loss) for the period from discontinued operations	133,915	(3,464,477)
Net loss for the period	(5,365,682)	(1,328,756)

Net (income) loss attributable to non-controlling interest	-	(24,764)
Net loss attributable to owners of the Company	(5,365,682)	(1,353,520)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	(311,129)	169,418
Comprehensive loss for the period	(5,676,811)	(1,184,102)
INCOME (LOSS) PER SHARE
Basic income (loss) per share - continuing operations	(0.35)	0.14
Basic income (loss) per share - discontinued operations	0.01	(0.22)
Basic and diluted loss per share	(0.34)	(0.08)
Weighted average number of shares outstanding - Basic	15,821,710	15,565,638

Diluted income (loss) per share - continuing operations	(0.35)	0.12
Diluted income (loss) per share - discontinued operations	0.01	(0.19)
Diluted income (loss) per share	(0.34)	(0.07)
Weighted average number of shares outstanding - Diluted	15,821,710	18,125,810